25002393

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OMB APPROVAL
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SEC FILE NUMBER
8-67640

ANNUAL REPORTS
FORM X-17A-5
PART III

8-67640

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCM Brokers, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

566 W Adams St Ste 300
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maureen O'Rourke	312-788-2487	maureen@dearborncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kavanagh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCM Brokers, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MAUREEN O'ROURKE
Notary Public - State of Illinois
My Commission Expires 11/21/2026

Signature: [signature]

Title:
Executive Representative

[signature: Maureen O'Rourke]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

DCM Brokers, LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	7,448
Other assets		414
Total assets	$	7,862
Member's equity	$	7,862

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

DCM Brokers, LLC (the Company), a wholly owned subsidiary of Dearborn Capital Management, L.L.C. (the Parent or Dearborn Capital), is a registered broker-dealer under the Securities Exchange Act of 1934 (Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

In the normal course of business, the Company, as an investment banking firm, seeks to act as a wholesaler of interests in primarily U.S.-based public and private companies and limited partnerships who may benefit from financing through the private placement via direct participation programs of equity and/or debt capital.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to private placements, wholesaler of managed futures products for affiliated companies, and broker or dealer selling limited partnerships in primary distributions.

The Company is not required to engage an independent public accountant to provide the accountant's reports as provided under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act. Paragraph (e)(1)(i)(A) of Rule 17a-5 states that the broker or dealer is not required to engage an independent public accountant if the securities business of the broker or dealer has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer, the broker has promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the broker has not otherwise held funds or securities for or owed money or securities to customers. The Company met all the requirements under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Income taxes: As a wholly owned subsidiary of Dearborn Capital, the Company is not subject to federal income tax, but may be subject to certain state taxes.

Note 2. Related-Party Transactions

The Company has entered into an agreement with Dearborn Capital, effective August 1, 2008, whereby Dearborn Capital assumes responsibility for, and pays any and all overhead and operating expenses and liabilities of the Company, other than certain expenses of the Company including but not limited to regulatory expenses. Such expenses will not be allocated to or reimbursed by the Company, and accordingly, there will be no expense allocation formulated by Dearborn Capital.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may

be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Commitments and Contingencies

The Company did not have any commitments or contingencies for the period ended December 31, 2024.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $7,448 which was $2,448 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 6. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued for potential recognition and/or disclosure. No items were noted.

DCM Brokers, LLC

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2024

DCM Brokers, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. §240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. §240.17a-5(d)(1)(i)(C).

The Company is not required to engage an independent public accountant to provide the accountant's reports as provided under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act. The Company met all the requirements under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act as follows:

1. The securities business of the Company has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer.
2. The Company has promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction.
3. The Company has not otherwise held funds or securities for or owed money or securities to customers.

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. §240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

(1) The financial report is true and correct.

(2) Neither the broker or dealer, nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 18, 2025

By: [signature]

Name: David Kavanagh
Title: President